January 30, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mara L. Ransom

Re:	New Fortress Energy LLC
Registration Statement on Form S-1
File No. 333-228339

Ladies and Gentlemen:

As the representatives of the several underwriters of the New Fortress Energy LLC (the “Company”) proposed initial public offering of Class A shares representing limited liability company interests in the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern time, on January 30, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated January 29, 2019, through the date hereof:

Preliminary Prospectus January 29, 2019:

1,323 copies to prospective underwriters, institutional investors, dealers and others.

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We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Doug Adams
Name:	Doug Adams
Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Robert Santangelo
Name:	Robert Santangelo
Title:	Managing Director